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                   The Lincoln National Life Insurance Company
                                350 Church Street
                        Hartford, Connecticut 06103-1106

VIA EDGAR
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June 27, 2001

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, NW
Washington, DC 20549

Re:      Withdrawal Request
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Ladies and Gentlemen:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the Registration Statement on Form S-6 for First-Penn Pacific Life Insurance Company (File No. 333-63928), EDGAR accession number 0000912057-01-521386 filed with the Commission via EDGAR on June 27, 2001 under the Securities Act.

An error occurred in that this filing should not have been made under First Penn-Pacific Life Insurance Company. It should have been filed under The Lincoln National Life Insurance Company as Depositor [Separate Account: Lincoln Life Flexible Premium Variable Life Account M, CIK 0001048607].

Accordingly, we are requesting withdrawal of this initial registration statement. Please accept our apologies for whatever inconvenience this may have caused you. If you should have any questions or comments, please contact the undersigned at (860) 466-1465.

                                         Sincerely yours,

                                         /s/ Jeremy Sachs

                                         Jeremy Sachs
                                         Senior Counsel